TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
FORWARD-LOOKING STATEMENTS
THE TIMKEN COMPANY
RISK FACTORS
USE OF PROCEEDS
THE SELLING SHAREHOLDER
PLAN OF DISTRIBUTION
VALIDITY OF THE COMMON STOCK
EXPERTS

Filed pursuant to Rule 424(b)(5).
Registration No. 333-86448.

3,000,000 Shares
THE TIMKEN COMPANY

Common Stock

This prospectus relates to the resale, from time to time, on account of The Timken Company Collective Investment Trust for Retirement Trusts, as the selling shareholder, of up to 3,000,000 shares of common stock of The Timken Company. The selling shareholder may offer the shares on The New York Stock Exchange, in privately negotiated transactions, or by any other legally available means, at fixed prices or prices related to the then prevailing market price or as may be negotiated at the time of the sale. We cannot assure you that the selling shareholder will sell all or any portion of the shares of common stock offered pursuant to this prospectus.

We will not receive any cash proceeds from the sale of the shares of common stock by the selling shareholder. We will pay all of the expenses of registration of the shares.

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See "Risk Factors" beginning on page 4 of this prospectus to read about certain factors you should consider before buying the shares of common stock.

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Our common stock is traded on The New York Stock Exchange under the symbol TKR. The last reported sale price of our common stock on The New York Stock Exchange on April 19, 2002 was $25.84.

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These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 22, 2002.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934. We file reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the reports, proxy statements and other information at the Public Reference Room of the Securities and Exchange Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these materials at prescribed rates from the Public Reference Room of the Securities and Exchange Commission. The Securities and Exchange Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information on a delayed basis regarding registrants, including us, that are filed electronically with the Securities and Exchange Commission. Our common stock, no par value, is listed on The New York Stock Exchange under the symbol TKR. You can also inspect and copy any reports, proxy statements and other information that we file with the Securities and Exchange Commission at the offices of The New York Stock Exchange located at 20 Broad Street, New York, NY 10005.

We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement, some portions of which have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information about us and the shares of common stock offered by this prospectus, you should refer to the registration statement and the exhibits and the financial statements, notes and schedules filed as a part of the registration statement or incorporated by reference into the registration statement. Statements made in this prospectus concerning the contents of any documents that are referred to in this registration statement are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of the document filed as an exhibit to the registration statement or incorporated by reference into the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference the information that we file with it. This allows us to disclose important information to you by referring you to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the Securities and Exchange Commission after the date of this prospectus automatically updates and supersedes the information contained in this prospectus and incorporated filings. We have previously filed the following documents with the Securities and Exchange Commission (File No. 1-01169) and are incorporating them into this prospectus by reference:

- Current Reports on Form 8-K, including exhibits, filed with the Securities and Exchange Commission on April 8, 2002, April 15, 2002 and April 16, 2002;

- our Annual Report on Form 10-K for the fiscal year ended December 31, 2001; and

- the description of our common stock contained in our registration statement filed under the Securities Exchange Act of 1934, and any amendments and reports filed for purposes of updating that description.

Each document or report that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the offering of the securities terminates will be incorporated by reference into this prospectus and will be a part of this prospectus from the date of filing of that document.

You may request a copy of any of these filings, other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by telephoning or writing to us at the following phone number and address:

The Timken Company
1835 Dueber Avenue, S.W.
Canton, Ohio 44706-2798
Attention: Corporate Secretary
Telephone: 330-438-3000

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FORWARD-LOOKING STATEMENTS

We have included or incorporated by reference into this prospectus statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. They can be identified by the use of forward-looking words such as "believes," "expects," "plans," "may," "will, "would," "could," "should" or "anticipates" or other similar words, or by discussions of strategy that involve risks and uncertainties. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements is contained under the caption "Risk Factors" in this prospectus.

We disclaim any obligation, other than as may be imposed by law, to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE TIMKEN COMPANY

As used in this prospectus, all references to "Timken," "we," "us," "our" and similar references are to The Timken Company, an Ohio corporation, and its consolidated subsidiaries.

Timken, an outgrowth of a business originally founded in 1899 by Henry Timken, was incorporated in 1904 under the laws of the State of Ohio as The Timken Roller Bearing Company. We are one of the leading international manufacturers of highly engineered bearings, alloy and specialty steel components, as well as related products and services. We report our business through three industry segments: automotive bearings, industrial bearings and steel. We manufacture two basic product lines: anti-friction bearings and steel.

Sales of our bearings are made mainly to manufacturers in the automotive, machinery, railroad, aerospace and agricultural industries, and to service replacement markets. Our tapered roller bearings are used in a wide variety of products including passenger cars, trucks, railroad cars and locomotives, aircraft wheels, machine tools, rolling mills and farm and construction equipment. Super precision bearings, in the general ball and straight roller bearing segment, are used in aircraft, missile guidance systems, computer peripherals and medical instruments.

Steel products include steels of intermediate alloy, low alloy and carbon grades, vacuum processed alloys, tool steel and other custom-made steel products including parts made from specialty steel. These are available in a wide range of solid and tubular sections with a variety of finishes. A significant portion of our steel products is consumed in our bearing operations. In addition, sales are made to other antifriction bearing companies and or aircraft, automotive, forging, tooling and oil and gas drilling industries. Sales are also made to steel service centers. Tool steels increasingly are being sold through newly acquired distribution facilities.

We are incorporated in the State of Ohio. Our principal executive offices are located at 1835 Dueber Avenue, S.W., Canton, Ohio 44706-2798. Our telephone number is (330) 438-3000.

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider these risks, together with all of the other information included or incorporated by reference into this prospectus, before you decide to purchase our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. The following risk factors could cause actual results to differ, perhaps materially, from those in our forward-looking statements. For a discussion of forward-looking statements, see "Forward-Looking Statements."

The effects of changes in world economic conditions.

This includes the effects of continuing terrorism and related hostilities, the potential instability of governments and legal systems in countries in which we conduct business, and significant changes in currency valuations.

The effects of changes in customer demand on sales, product mix and prices.

This includes the effects of customer strikes, the impact of changes in industrial business cycles, and whether conditions of fair trade continue in the U.S. market in light of the International Trade Commission's vote in the second quarter 2000 to revoke the antidumping orders on imports of tapered roller bearings from Japan, Romania and Hungary.

The effects of changes in various competitive factors.

This includes the effects of:

- increasing price competition by existing or new foreign and domestic competitors;

- market penetration;

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- the introduction of new products by existing and new competitors; and

- new technology that may impact the way our products are sold or distributed.

The effects of changes in our operating costs.

This includes the effects of:

- our manufacturing processes;

- costs associated with varying levels of operations;

- inventory management and cost reduction initiatives and different levels of customer demands;

- unplanned work stoppages;

- the cost of labor and benefits; and

- the cost and availability of raw materials and energy.

The success of our operating plans.

This includes our ability to:

- achieve the benefits from our global restructuring, manufacturing transformation, and administrative cost reduction, as well as ongoing continuous improvement and rationalization programs;

- integrate acquisitions into our operations;

- achieve satisfactory operating results from recently acquired companies;

- maintain appropriate relations with unions that represent our associates in various locations in order to avoid disruptions of business; and

- continue to successfully implement our new organizational structure.

The effects of unanticipated litigation, claims or assessments.

This includes claims or problems related to product warranty and environmental issues.

The effects of changes in worldwide financial markets.

This includes changes to the extent they:

- affect our ability or costs to raise capital;

- have an impact on the overall performance of our pensions fund investments; or

- cause changes in the economy that affect customer demand.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling shareholder. We will pay the expenses of registering the shares of common stock offered by this prospectus, which are estimated to be about $32,000.

THE SELLING SHAREHOLDER

All of the shares of common stock offered are to be offered by this prospectus for the account of The Timken Company Collective Investment Trust for Retirement Trusts, as the selling shareholder. The shares of common stock offered by this prospectus were or are expected to be transferred by us to the trust in multiple contributions on or before December 31, 2002 for the benefit of one or all of our pension plans for the associates of Timken. The selling shareholder is a collective trust for all of the various U.S. defined benefit pension plans of Timken. The Northern Trust Company serves as the trustee of the selling shareholder and all of the various U.S. defined benefit pension plans of Timken.

As of March 31, 2002, the selling shareholder held only 124 shares of our common stock, representing less than 1% of the total assets of the collective trust. The shares of common stock are held in portfolios managed by one or more investment managers of the collective trust who have discretion to direct the sale from time to time of any of or all the shares held by the collective trust, consistent with their fiduciary duties.

PLAN OF DISTRIBUTION

We are registering the shares of common stock offered in this prospectus on behalf of The Timken Company Collective Investment Trust for Retirement Trusts, as the selling shareholder. Any or all of the shares of common stock may be offered for sale or sold by or on behalf of the selling shareholder from time to time in varying amounts on The New York Stock Exchange, in privately negotiated transactions, or by other legally available means, at fixed prices or prices related to the then prevailing market price or as may be negotiated at the time of the sale.

The shares of common stock may be sold by the selling shareholder directly to one or more purchasers, through agents designated from time to time or to or through broker-dealers, underwriting syndicates represented by managing underwriters or underwriters without a syndicate, designated from time to time. In the event that the shares of common stock are publicly offered through agents, broker-dealers or underwriters, the selling shareholder may enter into agreements with respect to that offering. Those agents, broker-dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the selling shareholder and/or the purchasers of the shares of common stock. At the time a particular offer of the shares of common stock is made by the selling shareholder, to the extent required, a prospectus supplement will be distributed that will set forth the aggregate number of the shares of common stock being offered, and the terms of the offering, including the public offering price thereof, the name or names of any broker-dealers, agents or underwriters, any discounts, commissions and other items constituting compensation from, and the resulting net proceeds to, the selling shareholder and any agreement by us restricting our ability to offer, sell or otherwise dispose of the shares of common stock following the completion of any offering.

The selling shareholder and any agents or broker-dealers that participate with the selling shareholder in the distribution of any of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any discount, commissions or concessions received by them and any profits on the resale of the shares of common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Any of those agents, broker-dealers or underwriters may, from time to time, engage in transactions with, and perform investment banking and advisory services for, us.

In order to comply with the securities laws of some states, sales of the shares of common stock offered by this prospectus to the public in those states may be made only through broker-dealers who are registered or licensed in those states. Sales of the shares of common stock that may be offered by this prospectus must also be made by the selling shareholder in compliance with other applicable state securities laws and regulations.

VALIDITY OF THE COMMON STOCK

Various legal matters incident to the validity of the shares of common stock offered by this prospectus are subject to the opinions of William R. Burkhart, the senior vice president and general counsel of Timken, and counsel, if any, that will be named in any applicable prospectus supplement will pass upon the validity of any securities offered under the applicable prospectus supplement for any underwriters or agents. As of March 31, 2002, Mr. Burkhart, together with his spouse, owns 9,499 shares of our common stock and has been granted options to purchase 69,100 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included or incorporated by reference in our Annual report on form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are included or incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

No dealer, salesperson or any other person has been authorized to give any information or make any representation not contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the company or any person deemed to be an underwriter within the meaning of the Securities Act. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this prospectus or that there has been no change in the affairs of the company since such date.

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TABLE OF CONTENTS

3,000,000 Shares

THE TIMKEN COMPANY

Common Stock

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PROSPECTUS

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April 22, 2002